Exhibit 21.1

Subsidiaries of Inari Medical, Inc.

Subsidiary Name	Jurisdiction of Formation
Inari Medical International, Inc.	Delaware
Inari Medical Europe GmbH	Switzerland
Inari Medical Asia PTE. LTD.	Singapore
Inari Medical Canada, Inc.	Canada